--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                   OEA, INC.
                           (Name of Subject Company)

                                   OEA, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   670826106
                     (CUSIP Number of Class of Securities)

                             DR. CHARLES B. KAFADAR
                                   OEA, INC.
                            34501 EAST QUINCY AVENUE
                                P.O. BOX 100488
                             DENVER, COLORADO 80250
                                 (303) 693-1248
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                                With a Copy to:

                           RONALD R. LEVINE, II, ESQ.
                           DAVIS, GRAHAM & STUBBS LLP
                       370 SEVENTEENTH STREET, SUITE 4700
                             DENVER, COLORADO 80202
                                 (303) 892-9400

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION

     (a) Name and Address. The name of the subject company is OEA, Inc., a Delaware corporation ("OEA" or the "Company"). The address of the principal executive offices of OEA is P.O. Box 100488, Denver, Colorado 80250. The telephone number of the principal executive offices is (303) 693-1248.

     (b) Securities. The title of the class of securities to which this statement relates is the common stock, par value $.10 per share, of OEA (the "Common Stock") including the associated Common Share Purchase Rights (the "Rights" and together with the Common Stock, "Shares") issued pursuant to the Rights Agreement, dated March 25, 1998, by and between OEA and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (as amended, including an amendment substituting LaSalle Bank National Association as Rights Agent, the "Rights Agreement"). There were 20,621,691 shares outstanding as of March 12, 2000.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Name and Address. The name, address and telephone number of OEA, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

     (b) Tender Offer. This Statement relates to the tender offer by OEA Merger Corporation, a Delaware corporation ("Merger Sub" or "Purchaser") and an indirectly wholly owned subsidiary of Autoliv, Inc., a Delaware corporation ("Parent"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated March 24, 2000 to purchase all outstanding Shares at a purchase price of $10 per Share (the "Offer Price"), upon the terms and subject to conditions set forth in the Offer to Purchase dated March 24, 2000 (the "Offer").

     The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated March 12, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among OEA, Parent and Merger Sub. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Merger Sub will be merged with and into OEA (the "Merger" and, together with the Offer, the "Transaction"). Following consummation of the Merger, OEA will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. Capitalized terms used in this Schedule 14D-9 and not defined in this
Schedule 14D-9 have the meanings given such terms in the Merger Agreement. The Merger Agreement is Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

     Parent's principal executive offices as set forth in Merger Sub's Schedule TO are located at P.O. Box 70381, SE-107 24 Stockholm, Sweden. The telephone number at the principal executive offices of Purchaser is 46 8 587 20 608. Merger Sub's principal executive offices as set forth in Merger Sub's Schedule TO are located at 1320 Pacific Drive, Auburn Hills, MI 48326. The telephone number at the principal executive offices of Merger Sub is (248) 475-0442.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

CHANGE IN CONTROL ARRANGEMENTS

     OEA has entered into a Change of Control Employment Agreement (the "Agreement") with each of Dr. Charles B. Kafadar, J. Thompson McConathy, William
R. Barker, Jim T. Flanary and 18 additional employees (individually the "Employee," and together the "Employees").

     Pursuant to the Agreement, OEA and the Employee agree that the Employee will remain in OEA's employ for a period of three years following a change of control of OEA (the "Employment Period") and will receive an annual base salary in an amount at least equal to twelve times the Employee's highest monthly base salary during the twelve-month period immediately preceding the month in which the change of control occurs. In addition to the annual base salary, the Employee is eligible to receive an annual cash bonus in an amount at least equal to the Employee's highest annual bonus for the last three full fiscal years prior to the change of control.

     As of the date of this Schedule 14D-9, the annual base salaries for Dr. Kafadar, Mr. McConathy, Mr. Barker, and Mr. Flanary are $400,000, $204,755, $285,000 and $235,019, respectively. The annual base salaries for each of the 18 additional employees range from $75,628 to $190,008.

     The Employee's employment with OEA may be terminated: (i) automatically upon the Employee's death; (ii) under certain circumstances upon the disability of the Employee; (iii) by OEA for cause; or (iv) by the Employee for good reason.

     If, during the Employment Period, OEA terminates the Employee's employment other than for cause or disability or the Employee shall terminate employment for good reason, then OEA shall pay the Employee a cash severance in a lump sum within 30 days of the termination (the "Severance"). The amount of the Severance shall be calculated in accordance with Section 6 of the Agreement, a form of which is Exhibit 15 to this Schedule 14D-9, and is incorporated herein by reference. The estimated Severance payment for each of Dr. Kafadar, Mr. McConathy, Mr. Barker, and Mr. Flanary is $1,514,774.40, $709,125.60, $1,032,364.80 and $549,616.00, respectively. The estimated Severance payment for each of the 18 additional employees ranges from $87,672.00 to $417,856.00.

     For purposes of the Agreement, "change of control" means: (a) the acquisition by any person of beneficial ownership of 20% or more of either the outstanding shares of common stock of OEA or the combined voting power of the outstanding voting securities of OEA; (b) the individuals who constitute OEA's Board at the time of the Agreement cease for any reason to constitute at least a majority of the OEA Board; (c) the consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of OEA; or (d) the approval by OEA's stockholders of OEA's complete liquidation or dissolution.

     Except as set forth in the response to this Item 3 or in Schedule 1 attached hereto, or as incorporated by reference herein, to the knowledge of OEA, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between OEA or its affiliates and (i) OEA's executive officers, directors or affiliates or (ii) Parent or Merger Sub, or their respective executive officers, directors or affiliates.

     Certain contracts, arrangements or understandings between OEA or its affiliates and certain of OEA's directors, executive officers and affiliates are described in the Information Statement of OEA attached to this Statement as
Schedule I (the "Information Statement"). The Information Statement is being furnished to OEA's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Merger Sub's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the board of directors of OEA (the "OEA Board") other than at a meeting of the stockholders of OEA. The Information Statement is incorporated by reference.

INDEMNIFICATION

     Pursuant to Section 6.11 of the Merger Agreement, the Company and the Surviving Corporation will indemnify and hold harmless, to the fullest extent permitted under applicable law, each present and former director, officer, employee, fiduciary and agent of OEA or any of its subsidiaries (collectively the "Indemnified Parties") against any costs or expenses (including attorneys'
fees), judgements, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the transactions contemplated by the Merger Agreement for a period of four years from the date of the Merger Agreement.

     Additionally, Section 6.11 of the Merger Agreement requires that the bylaws of the Surviving Corporation contain the provisions with respect to indemnification set forth in Article IX of the bylaws of OEA on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the date of the Merger Agreement were directors, officers, employees or agents of OEA, unless such modification is required by law.

     The indemnification provisions of the Merger Agreement shall survive the consummation of the Merger at the Effective Time and are intended to benefit OEA, the Surviving Corporation and the Indemnified Parties, and are binding on all successors and assigns of the Surviving Corporation.

     The foregoing description of the indemnification provided to the directors and officers of OEA pursuant to the Merger Agreement is qualified by reference to the complete text of Section 6.11 of the Merger Agreement, which is incorporated by reference herein.

     Article IX of the OEA bylaws requires that OEA indemnify any director or officer of OEA, or any person serving at the request of OEA as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by OEA, to the fullest extent authorized by the DGCL as the same exists or may be amended. The indemnification and advancement of expenses permitted by law shall continue as to a person who has ceased to be a director, officer, employee or agent of OEA and inure to the benefit of his or her heirs, executors and administrators. Article IX of the OEA bylaws is Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     On January 5, 2000, Parent and OEA entered into a customary confidentiality agreement. The confidentiality agreement provides that each of Parent and OEA will keep the Transaction Material confidential and use such materials solely to evaluate any proposals made during discussions between the parties. "Transaction Material" includes all information (whether transferred in writing, orally, visually, electronically, or otherwise) that is revealed by one party to the other, subject to certain customary exceptions.

     The Confidentiality Agreement provides for (i) the prompt notification to either party of any legal compulsion to disclose any of the Transaction Material in order to allow the other party to seek an appropriate protective order or to waive compliance with the terms of the Confidentiality Agreement and (ii) the prompt return of any tangible Transaction Material upon request of the party providing such material.

     Both parties agreed that for a period of one year from the date of the Confidentiality Agreement, neither party will contact any officer, director, employee or agent of the other party without such other party's express prior or written permission.

     The Confidentiality Agreement is Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

MERGER AGREEMENT

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Merger Sub to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and certain other conditions. Pursuant to the Merger Agreement, without the consent of the Company, Merger Sub may not extend the Offer beyond April 25, 2000, except in the following circumstances: (i) if necessary to satisfy any condition of the HSR Act, for a period not to exceed forty (40) business days; (ii) if any of the Offer Conditions (other than the Minimum Condition) shall not have been satisfied or waived, for a period not to exceed twenty (20) business days; (iii) if all the Offer Conditions are satisfied or waived, but the number of Shares validly tendered and not withdrawn is less than 90% of the number of then outstanding Shares on a fully diluted basis (excluding shares held by OEA, Inc. or any of its subsidiaries), for four successive five
(5) business day periods for an aggregate period not to exceed twenty (20) business days; or (iv) if any of the Offer Conditions shall not have been satisfied or waived and a Takeover Proposal has been made or publicly disclosed by a person other than Parent or Merger Sub (including OEA, Inc. and any of its subsidiaries and affiliates), or if Parent or Merger Sub otherwise learn that a Takeover Proposal has been made or publicly proposed, for a period of up to ten
(10) days after the withdrawal or termination of such Takeover Proposal, such date in no event to exceed the earlier of

(i) June 30, 2000, and (ii) the minimum time period necessary to satisfy all such outstanding Offer Conditions.

     Subject to the foregoing restrictions, Merger Sub has the right (but is not obligated), in its sole discretion, to extend the period during which the Offer is open by giving oral or written notices of extension to the depositary in such offer by making a public announcement of such extension.

     Merger Sub will not, without the prior consent of the Company, decrease the Offer Price or the number of Shares sought pursuant to the Offer, or change the form of consideration in the offer, or otherwise amend or add any term or condition of or to the Offer, except as otherwise expressly permitted in or contemplated by the Merger Agreement. Merger Sub can waive any other condition to the Offer in its discretion.

     Directors. The Merger Agreement provides that effective upon the acceptance for payment of Shares, Merger Sub shall be entitled to designate at least such number of directors, rounded up to the next whole number, on the OEA Board that equals the product of (i) the total number of directors on the OEA Board (determined after giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent or Merger Sub (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding and the Company will, upon request of Merger Sub promptly take all actions necessary to cause Merger Sub's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that before the Effective Time, the OEA Board will always have at least three members who have been in place since March 12, 2000 (the "Continuing Directors"). Following the election or appointment of Merger Sub's designees and before the Effective Time, any amendment or termination of the Merger Agreement by the Company, or any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors.

     Options. Prior to the Expiration Date, the Company will use its reasonable best efforts to cause each person who holds an option to acquire Shares ("Option") to exercise, terminate or consent to their cancellation. As of the Effective Time, all remaining Options will be canceled, redeemed or repurchased by the Company, and each holder of Options will receive the aggregate Merger Consideration that such holder would have received pursuant to this Offer if the holder had tendered the Shares underlying such Options, less the aggregate exercise or purchase price of such underlying Shares (subject to any applicable withholding tax).

     The Merger. The Merger Agreement provides that as soon as practicable after the satisfaction or waiver of each of the conditions to the Merger set forth therein, Merger Sub will be merged with and into the Company. Following the Merger, the separate existence of Merger Sub will cease, and the Company will continue as the Surviving Corporation, wholly owned by Parent.

     If required by the DGCL, the Company shall call and hold a meeting of its shareholders (the "Company Shareholders' Meeting") promptly following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all outstanding Shares then owned by Parent or Merger Sub or any subsidiary of Parent shall be voted in favor of approval of the Merger.

     Pursuant to the Merger Agreement, each Share outstanding immediately before the Effective Time (other than Shares owned beneficially or of record by Parent or any subsidiary of Parent or held in the treasury of the Company, all of which will be canceled, and other than Shares which are held by shareholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price except as described below. Shareholders who perfect their right to appraisal of their Shares under the DGCL shall be entitled to the amounts determined pursuant to such proceedings.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by the Company as to its corporate existence and power, capitalization, corporate authorizations, Commission filings, financial statements, absence of certain changes (including: (i) any material adverse effect in the financial condition, business, operations or assets that would be reasonably expected to have, either individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement) on the Company and its Subsidiaries, taken as a whole;

(ii) entry by the Company into an agreement which, under the rules and regulations of the Exchange Act, would be required to be filed as an exhibit to an Exchange Act filing; or (iii) changes by the Company in its accounting principles), government authorizations, absence of litigation, compliance with laws, employee matters, certain contracts, taxes, environmental, intellectual property, brokers, the opinion of the Company's financial advisor, noncontravention, product liability, recalls, required shareholder vote and rights agreement.

     Company Covenants. The Merger Agreement contains various customary covenants of the parties thereto. A description of certain of these covenants follows:

     Conduct of Business. Prior to the Effective Time, except as otherwise set forth in the Merger Agreement or approved by Parent, the Company will:

          (1) conduct its business in the ordinary course of business and consistent with past practices and such that, as of the Effective Time, the closing conditions set forth in the Merger Agreement will be met;

          (2) use reasonable efforts to (a) maintain the business organizations of the Company and its subsidiaries, (b) maintain all significant customer, supplier, contractor, distributor, licensor, licensee and other business relationships, and (c) retain officers and employees;

          (3) not engage in an extraordinary corporate transaction;

          (4) not amend its certificate of incorporation or bylaws;

          (5) not (a) authorize, issue or provide for the issuance of or sell, pledge, dispose of or encumber its capital stock or Options (other than with respect to disclosed Option plans), (b) enter into any contract with respect to the purchase or voting of capital stock, (c) split, combine or reclassify capitalization any material term of its capital stock or (d) make any other change in its capitalization;

          (6) not declare, set aside or pay dividends or distributions or purchase or redeem any capital stock or Options;

          (7) maintain its accounting policies in accordance with past practice and generally accepted accounting principles and not adopt any material changes in its reporting regarding taxation or accounting procedures except in accordance with such generally accepted accounting principles;

          (8) not: (a) modify the terms of any existing indebtedness or incur any new indebtedness unless such indebtedness: (1) is in the ordinary course of business and (2) does not exceed the sum of total indebtedness on January 31, 2000 and $10,000,000; (b) make loans of more than $100,000 (except intercompany loans); (c) pay or discharge any claims, liens or liabilities involving more than $100,000 individually and $500,000 in the aggregate; or (d) write off any accounts or notes receivable other than in the ordinary course of business;

          (9) not take any action with respect to employees that would: (a) grant or increase any severance or termination pay; (b) adopt or establish a new employee benefit plan or make any material amendment with respect to an existing benefit plan; or (c) enter into or materially amend any employment or employment related agreement (including union or labor agreements) with any employees, directors, officers or consultants;

          (10) not settle or compromise any suit or claim for an amount which would exceed $250,000 individually; and

          (11) not take any action or fail to take action that would result in:
     (a) any condition to the Offer not being satisfied; (b) a breach of any representation or warranty in the Merger Agreement or (c) an impairment by any party to the Merger Agreement to consummate the transactions contemplated in the Merger Agreement.

     No Solicitation. The Company will not directly or indirectly (1) solicit, initiate or encourage any Takeover Proposal, (2) engage in negotiations or discussions concerning, provide any information to any third party relating to, or take any other actions to facilitate a Takeover Proposal or (3) enter into any agreement relating to a Takeover Proposal. The term "Takeover Proposal" is defined in the Merger Agreement to mean any proposal or offer for a merger or certain other extraordinary transactions. The foregoing will not prohibit the Company from complying with Rule 14e-2 under the Exchange Act.

     Notwithstanding the foregoing, the Company may furnish, at any time before the closing of the Offer, non-public information to, or enter discussions with respect to any unsolicited bona fide written proposal for a Takeover Proposal, but only to the extent (1) the Company Board determines after consultation with outside counsel and financial advisors that doing so is required to comport with the exercise of its fiduciary obligations, (2) the OEA Board reasonably determines that the Takeover Proposal is likely to lead to a Superior Proposal and (3) before taking action on such Takeover Proposal the Company receives an executed customary (as determined by outside counsel) confidentiality agreement. The term "Superior Proposal" is defined in the Merger Agreement to mean any Takeover Proposal: (a) which is more favorable to the Company's stockholders than the Offer and the Merger as determined by the OEA Board based upon the written opinion of the Company's financial advisors; (b) in which the person making such proposal has or is reasonably likely to obtain the necessary funds to make the Superior Proposal; and (c) that will have a consideration greater than the Offer.

     The OEA Board may not withdraw or modify its approval of the Offer and the Merger or approve any Takeover Proposal unless the OEA Board determines after consultation with outside counsel and financial advisors that doing so is required to comport with the exercise of its fiduciary obligations and such Takeover Proposal is a Superior Proposal. However, the Company may not enter into an agreement with respect to the Superior Proposal unless the Merger Agreement is terminated and the Termination Fee (as defined below) is paid to Parent and Purchaser simultaneously with the Board's approval of a Superior Proposal.

     The Company has agreed to notify Parent promptly after receiving a Takeover Proposal.

     Indemnification. The Merger Agreement provides that for four (4) years after the Effective Time, the Surviving Corporation will indemnify and hold harmless each present and former director, officer, employee, fiduciary and agent from liabilities for acts or omissions occurring at or prior to the Effective Time to the fullest extent required under applicable law and the Company's certificate of incorporation and bylaws; and that the bylaws of the Surviving Corporation after the Effective Time will provide the same indemnification protection as the bylaws of the Company in effect on the date of the Merger Agreement.

     Employees, Employee Benefits. The Merger Agreement contains certain covenants relating to the treatment of employees of the Company for one year after the consummation of the Offer. Parent: (a) intends to cause the Surviving Corporation to provide benefits to employees who were employed by the Company on the date of the consummation of the Offer that are not materially less favorable than those for employees in comparable positions in the Surviving Corporation;
(b) will honor all legally imposed obligations relating to employment matters; and (c) will recognize time served with the Company for determination of eligibility, vesting and level under benefit plans of the Surviving Corporation.

     Conditions to the Merger. The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time:

          (1) if required by the DGCL, the approval of the Merger Agreement by the shareholders of the Company, the Parent and Merger Sub in accordance with such law;

          (2) the termination of any waiting period with respect to the HSR Act;

          (3) the absence of any injunction, order, statute, regulation, rule order or judgment that shall prohibit consummation of the Offer or the Merger.

     In addition, the obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction of the following condition at or prior to the Effective Time:

          (1) the Company shall have obtained all material consents, waivers, approvals or authorizations.

     The obligations of the Company to consummate the Merger are further subject to the satisfaction of the following condition at or prior to the Effective
Time:

          (1) Merger Sub shall have purchased all shares validly tendered and not withdrawn pursuant to the Offer.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

          (1) by mutual written consent of Merger Sub, Parent and the Company;

          (2) by Merger Sub, Parent or the Company, if the Merger shall not have been consummated by June 30, 2000 (provided that the right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has caused or resulted in the failure of the Merger to occur on or before such date, and such time periods shall be tolled for any time during which any party is subject to a non-final order or decree restraining, enjoining or otherwise prohibiting the consummation of the Merger);

          (3) by Merger Sub, Parent or the Company, if any court or governmental entity prohibits the transaction by final, nonappealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

          (4) by Parent if, as a result of the failure of the conditions to the Offer; the Offer is terminated or expires without Purchaser purchasing Shares;

          (5) by the Company, if the Company executes an agreement relating to a Superior Proposal;

          (6) by Parent, if (a) the Company has entered into an agreement with a third party to sell all or substantially all of the assets of, any substantial equity in or enter into a business combination with, the Company or any of its subsidiaries, or (b) if the OEA Board has withdrawn or modified its recommendation of the Offer or the Merger in a manner materially adverse to Parent or Merger Sub.

     If the Merger Agreement is terminated, it will become void and there will be no liability on the part of the Company, Parent or Merger Sub, except for obligations regarding the confidentiality agreement and certain fees and expenses payable pursuant to the Merger Agreement; provided, however, that no such termination shall relieve any party from liability for any breach of the Merger Agreement prior to such termination.

     Fees and Expenses. Except as otherwise specified in the following sentence, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such cost or expense.

     If this Merger Agreement is terminated as set forth below, the Company shall promptly pay to Parent, by wire transfer in immediately available funds, a fee of $6 million (the "Termination Fee"), plus interest from the date the Termination Fee is payable until paid at an interest rate of 8% calculated per annum. The Termination Fee applies where the Merger Agreement is terminated:

          (1) as a result of the Company executing an agreement relating to a Superior Proposal;

          (2) as a result of the Company entering into an agreement with a third party to sell all or substantially all of the assets or any substantial equity in or enter into a business combination with, the Company or any of its subsidiaries, or the OEA Board withdrawing or modifying its recommendation of the Offer or the Merger in a manner materially adverse to Parent or Merger Sub.

     Amendments and Waivers. Any provision of the Merger Agreement may be amended or waived at any time; provided, however, that after adoption of the Merger Agreement by the shareholders of the Company, no amendment may be made which changes the form or decreases the Offer Price or in any other way materially and adversely affects the rights of such shareholders (other than termination in accordance with its terms) without the approval of such shareholders.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. At a meeting held on March 12, 2000, the OEA Board (i) determined that the Offer and Merger were fair to and in the best interests of OEA's stockholders; (ii) unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that OEA's stockholders accept the Offer and tender their shares thereunder and approve and adopt the Merger Agreement and the Merger.

     A press release announcing the commencement of the Offer is Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

     (b) Reasons.

BACKGROUND OF THE TRANSACTION

     Over the past few years, the OEA Board has considered various options to maximize the future value of the Company. While OEA has been successful in growing its business, the Company's success has been limited as an independent Tier II supplier, especially in competing with captive (internal) Tier I suppliers. Notwithstanding OEA's proprietary product technology and low-cost production operations, the Company's lack of direct access to vehicle manufacturers and competitor scale of global operations limits its future growth opportunities.

     In October 1999, the OEA Board retained Deutsche Banc Alex. Brown ("Deutsche Bank") to identify strategic alternatives for the Company. Deutsche Bank reviewed the following strategic alternatives with the OEA Board: debt restructuring, private placement, merger or joint venture with a strategic partner and sale of the entire Company or selected operations. Given the current global consolidation of automotive suppliers, conditions in the financials markets and the financial position of the Company, the OEA Board directed Deutsche Bank to commence a process directed towards a strategic merger or sale of the Company, while continuing to consider other strategic alternatives.

     On October 27, 1999, the OEA Board met in Denver, Colorado where Deutsche Bank and the Company outlined a discrete sale process and identified a limited number of parties based on strategic fit with OEA and/or previous indications of interest in investing in, or acquiring OEA. After receiving approval from the OEA Board, Deutsche Bank contacted potential strategic acquirors and solicited their interest in OEA over the next several weeks.

     Interested prospective buyers received a confidential information memorandum and were invited to attend a presentation by Company senior management. Parent executed a confidentiality agreement on January 5, 2000 and received a confidential information memorandum on January 6, 2000. Parent subsequently confirmed its preference for the management presentation to be delivered on January 22, 2000.

     On January 10, 2000, the OEA Board met in Denver, Colorado to discuss the Company's business plan, as described by management, and to receive an update from Deutsche Bank on the status of the sale process. This meeting was pre-scheduled to coincide with the Company's annual stockholder meeting which was held on January 11, 2000.

     Parent attended the management presentation at the offices of Davis, Graham & Stubbs LLP, the Company's outside counsel ("DG&S"), on January 22, 2000.

     On February 7, 2000, Parent submitted its preliminary indication of interest to acquire the common stock of the Company at a price between $9 and $11 per share.

     On February 9, 2000, the OEA Board held a telephonic meeting to discuss the preliminary indications of interest received from Parent and other prospective acquirors. The OEA Board also received an update of the

Company's financial performance through the second quarter ended January 31, 2000 and on the status of its compliance with covenants in its credit facility. The OEA Board selected Parent, as well as a limited number of other interested parties, to proceed with facility visits and additional due diligence at the Company.

     Parent toured the Company's facilities with OEA management in Colorado, California and Utah on February 21, 22 and 23, 2000 respectively, and conducted business, financial and legal due diligence.

     Parent submitted its final written proposal to acquire the Company's common stock for $9 per share in cash, and a markup of the Merger Agreement on March 9, 2000.

     On the evening of March 9, 2000, Deutsche Bank contacted Parent to review its written proposal and to address some outstanding due diligence items referenced in the proposal. Deutsche Bank indicated that the economics of the existing proposal may not be sufficient in the view of the Board and that Parent should reconsider its proposal. It was determined that, in order for Parent to reconsider its proposal, the outstanding due diligence items required additional information from Company management. A conference call was scheduled with OEA management on the morning of March 10, 2000 to discuss these items.

     After the conference call on the morning of March 10, 2000, during which all of the remaining due diligence items were addressed, Parent verbally reconfirmed its interest in acquiring all of the Company's common stock for $9 per share in cash.

     Early in the afternoon of March 10, 2000, Deutsche Bank contacted Parent again and urged it to reconsider the economics of its proposal in light of transaction alternatives that would be discussed at a pre-scheduled telephonic OEA Board meeting set for 4:00 p.m. EST that day.

     Prior to the OEA Board meeting, the CEO of Parent contacted Deutsche Bank to modify the final proposal to reflect an offer to purchase all of OEA's outstanding common stock for $10 per share in cash. The verbal proposal was subsequently confirmed in writing later that night.

     On March 10, 2000, Deutsche Bank presented the submitted offers, reviewed the Company's strategic alternatives with the OEA Board and received preliminary OEA Board approval to work with the Company's senior management and legal counsel to negotiate and structure a merger agreement with Parent. The Company's counsel circulated a revised draft of the definitive Merger Agreement to Parent and its legal counsel later in the day.

     On March 11, 2000, representatives of Deutsche Bank and DG&S continued to negotiate the terms of the definitive Merger Agreement with Parent and their legal counsel.

     On March 12, 2000, at an OEA Board meeting held in Denver, Colorado, Deutsche Bank and DG&S reviewed the status of the negotiations with the OEA Board. Deutsche Bank delivered its oral fairness opinion, which was subsequently confirmed in writing, that the consideration offered by Parent was fair, from a financial point of view, to the stockholders of OEA. Based on the review of the Merger Agreement and a discussion of the alternatives available to the Company, the OEA Board voted unanimously to authorize executive management to work with Deutsche Bank and DG&S to finalize the terms of the Merger Agreement and to execute such agreement.

     Late in the evening of March 12, 2000, OEA and Parent finalized terms and executed a definitive Merger Agreement. Subsequently, both companies issued separate press announcements regarding the transaction.

REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE OEA BOARD

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the OEA Board considered a number of factors including those presented below:

          1. The presentations and views expressed by management of the Company regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company; (b) the fact that the structure of the transaction proposed by Parent should result in a rapid consummation of the transaction; (c) the continued cash funding requirements of OEA in view of the upcoming maturity of its existing credit facility, as well as OEA's requirement for additional financing in order to support its capital requirements under its proposed operating and capital budget; (d) the fact that industry trends continue to put pressure on both Tier I and Tier II suppliers, leading to a push for highly integrated system suppliers; (e) based on the process conducted with Deutsche Bank's assistance, management of the Company believed it was unlikely that in the near term any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; (f) the fact that the transaction proposed by Parent was not conditioned on the ability of Parent to obtain financing; and (g) the recommendation of the Offer and the Merger by the management of the Company.

          2. The presentation of Deutsche Bank at the meeting of the OEA Board held on March 12, 2000, and the opinion of Deutsche Bank, dated March 12, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the proposed cash consideration to be received by the holders of Shares pursuant to the Offer and the merger was fair to such holders from a financial point of view. The full text of the written opinion dated March 12, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is
     Exhibit 3 to this Schedule 14D-9, and is incorporated herein by reference. The opinion of Deutsche Bank is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to whether to vote to adopt the Merger Agreement. Holders of Shares are urged to read such opinion carefully in its entirety.

          3. The arm's-length negotiations between the Company and Deutsche Bank on behalf of the Company and Parent leading to the belief of the OEA Board that $10.00 per Share represented the highest price per Share that could be negotiated with Parent.

          4. That the Offer and the merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

          5. That pursuant to the Merger Agreement, between the execution of the Merger Agreement and the closing of the Offer, the Company is required to obtain Parent's consent before it can take certain actions.

          6. The limited ability of Parent and Merger Sub to terminate the Offer or the Merger Agreement.

          7. That, in the Merger Agreement, Parent may extend the Offer (i) to the 20th business day following the initial Expiration Date if any of the Tender Offer Conditions have not been satisfied, for the minimum period of time necessary to satisfy such condition or (ii) if all of the Tender Offer Conditions have been satisfied but fewer than 90% of the issued and outstanding Shares have been tendered in the Offer, for the minimum period of time necessary until 90% of the issued and outstanding Shares have been so tendered, but in no event later than the fifth business day following the initial Expiration Date, which five business day period may be extended for three additional five business day periods.

          8. That pursuant to the Merger Agreement, the OEA Board has the right to terminate the Merger Agreement if the OEA Board accepts a Superior Proposal and pays Parent the Termination Fee.

          9. The circumstances under the Merger Agreement upon which the $6 million Termination Fee would be paid.

          10. The provision under the Merger Agreement for vesting, cancellation and payment of all outstanding Company options in connection with the Merger.

          11. The other provisions of the Offer and the Merger Agreement.

          12. That, while the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the Offer and the Merger, the consummation of the Offer and the Merger would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

     The foregoing discussion of information and factors considered and given weight by the OEA Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the OEA Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the OEA Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the OEA Board may have given different weights to different factors.

     (c) Intent to Tender. To OEA's knowledge after reasonable inquiry, all of OEA's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Deutsche Bank was retained pursuant to the terms of a letter agreement dated October 7, 1999 (the "Deutsche Bank Letter"). Deutsche Bank's engagement was to serve as OEA's financial advisor with respect to a possible sale, merger, consolidation or any other business arrangement.

     Pursuant to the Deutsche Bank Letter, OEA has agreed to pay Deutsche Bank cash compensation of $50,000 as a retainer fee (which amount has already been paid), and cash compensation of $750,000 at the time Deutsche Bank notifies the OEA Board that Deutsche Bank is prepared to deliver an opinion requested by OEA regarding the fairness of any Transaction. Upon consummation of the Offer, OEA has agreed to pay Deutsche Bank an additional fee of approximately $2.6 million.

     On March 12, 2000, the OEA Board requested that Deutsche Bank issue an opinion with respect to the Merger Agreement. On such date, Deutsche Bank delivered to the OEA Board its opinion that the consideration to be received by the stockholders of OEA pursuant to the Offer contemplated by the Merger Agreement was fair from a financial point of view.

     Under the Deutsche Bank Letter, OEA has also agreed to reimburse Deutsche Bank for all reasonable out-of-pocket expenses and to indemnify Deutsche Bank and certain related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Deutsche Bank's engagement.

     A copy of Deutsche Bank's opinion is Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the Shares, other than transactions effected under OEA's 1997 Employee Stock Purchase Plan and Directors Compensation Plan, have been effected during the past 60 days by OEA or, to the best of OEA's knowledge, by any executive, officer, director, affiliate or subsidiary of OEA.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) (i) Except as indicated in items 3 and 4 above, no negotiations are being undertaken or are underway by OEA in response to the Offer that relate to a tender offer or other acquisition of OEA's securities by OEA, any subsidiary of OEA or any other person.

     (ii) Except as indicated below or in Items 3 and 4 above, no negotiations are being undertaken or are underway by OEA in response to the Offer that relate to, or would result in, (A) any extraordinary transaction such as a merger, reorganization or liquidation involving OEA or any subsidiary of OEA; (B) any purchase, sale or transfer of a material amount of assets by OEA or any subsidiary of OEA; or (C) any material change in the present dividend rate or policy, or indebtedness or capitalization of OEA.

     (b) Except as indicated in Items 3 and 4 above, there are no transactions, OEA Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

DGCL 203

     Section 203 of the DGCL purports to regulate certain business combinations involving a corporation organized under Delaware law, such as OEA, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination with any Interested Stockholder for a period of three years following the date such stockholder became an Interested Stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The OEA Board approved the Merger Agreement and the Offer prior to Parent becoming an Interested Stockholder; therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

DGCL 253

     Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by OEA's stockholders. However, if Merger Sub does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by OEA's stockholders will be required under the DGCL in order to effect the Merger.

SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the OEA Board other than at a meeting of OEA's stockholders.

ANTITRUST

     Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Parent pursuant to the Offer is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer. Parent's filing was made on March 21, 2000. The Antitrust Division or the FTC may extend the waiting period of such filing by requesting additional information and documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although OEA is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, which filing was made on March 22, 2000, neither OEA's failure to make such filings nor a request to OEA from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with the Transaction, Parent and OEA may engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the Transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisition transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including, in the case of the Transaction, seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or OEA or any of their respective subsidiaries. State attorneys general may also bring legal actions under federal and state antitrust laws, and private parties may bring such actions under certain circumstances. While OEA does not believe that the acquisition of Shares by Parent will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     Non-U.S. Antitrust. The German Act Against Restraints of Competition prohibits the Purchaser from purchasing and voting the Shares until the transaction has been notified to the German Federal Cartel Office (the "Cartel Office") and the Cartel Office has cleared the transaction. Upon receipt of the notification, the Cartel Office conducts a preliminary review with a maximum duration of one month. Upon conclusion of the preliminary review, the Cartel Office may either approve the transaction or initiate an in-depth review which may, at a maximum, take an additional three months if further examination is necessary to determine whether the transaction is compatible with the German Act Against Restraints of Competition. The Purchaser and the Company plan to jointly file the notification with the Cartel Office. There can be no assurances that the Cartel Office might open an in-depth review to further examine the transaction under the German Act Against Restraints of Competition.

APPRAISAL RIGHTS

     No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company may have certain rights under the DGCL to dissent, and demand appraisal of, and to obtain payment for, the fair value of their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset value and earning capacity. The value of the Shares determined in any appraisal proceeding could be higher or lower than the price of the Offer.

STOCKHOLDERS RIGHTS PLAN

     On March 25, 1998, the OEA Board declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share (the "Common Shares"), of the Company. The dividend was payable on April 10, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-half of a Common Share of the Company at a price of $70.00 per one one-half of a Common Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the OEA Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of a summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 30, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares; (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then-current market price of the Common Shares; or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

     In the event that, prior to the redemption, exchange or termination of the Rights, any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. In the event that, prior to the redemption, exchange or termination of the Rights, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the OEA Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to such time as any person becomes an Acquiring Person, the OEA Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the OEA Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights Agreement specifying the terms of the Rights is Exhibit 10 to this Schedule 14D-9 and is incorporated herein by reference.

     On March 12, 2000, in connection with the execution and delivery of the Merger Agreement, the OEA Board approved an amendment to the Rights Agreement to prevent Parent or Merger Sub from becoming or being deemed an Acquiring person as a result of the approval, execution or delivery of the Merger Agreement and the transactions contemplated therein, including the Merger and the Offer.

ITEM 9. EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          1              -- Amended and Restated Agreement and Plan of Merger, dated
                            March 12, 2000, by and among Autoliv, Inc., OEA, Inc.,
                            and OEA Merger Corporation.(1)*
          2              -- Press Release issued by OEA, Inc. on March 13, 2000.(2)*
          3              -- Opinion of Deutsche Bank Securities Inc., dated March 12,
                            2000.
          4              -- Confidentiality Agreement, dated January 5, 2000, between
                            Autoliv, ASP and OEA, Inc.*
          5              -- Retirement Agreement, dated March 15, 1990, between OEA,
                            Inc. and Dr. Charles B. Kafadar.(3)*
          6              -- Article IX of the Bylaws of OEA, Inc.(3)*
          7              -- OEA, Inc. Nonemployee Directors' Stock Option Plan.(4)*
          8              -- OEA, Inc. Employees' Stock Option Plan.(4)*
          9              -- OEA, Inc. Directors' Compensation Plan.(5)*
         10              -- Rights Agreement, dated as of March 25, 1998, between
                            OEA, Inc. and ChaseMellon Shareholder Services,
                            L.L.C.(6)*
         11              -- First Amendment to Rights Agreement, dated February 19,
                            1999, between OEA, Inc. and ChaseMellon Shareholder
                            Services, L.L.C.(7)*
         12              -- Stockholders Agreement, dated February 19, 1999, between
                            OEA, Inc. and Reich & Tang Asset Management L.P.(7)*
         13              -- Second Amendment to Rights Agreement, dated August 23,
                            1999, between OEA, Inc., ChaseMellon Shareholder
                            Services, L.L.C. and LaSalle Bank National
                            Association.(8)*
         14              -- 1997 Employee Stock Purchase Plan.(9)*
         15              -- Form of Change of Control Employment Agreement between
                            OEA, Inc. and each of Dr. Charles F. Kafadar, John T.
                            McConathy, William R. Barker, Jim T. Flanary and 18
                            additional employees.(10)*
         16              -- Form of Letter to Stockholders of the Company dated March
                            24, 2000.

----------

 (1) Incorporated by reference to Exhibit D to the Schedule TO filed by Autoliv, Inc. with the Securities and Exchange Commission on March 24, 2000.

 (2) Incorporated by reference to OEA, Inc.'s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 13, 2000.

 (3) Incorporated by reference to OEA, Inc.'s Annual Report on Form 10-K/A as filed with the Securities and Exchange Commission on October 21, 1999.

 (4) Incorporated by reference to OEA, Inc.'s Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on November 3, 1998. (No. 333-66753).

 (5) Incorporated by reference to OEA, Inc.'s Revised Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on December 15, 1998.

 (6) Incorporated by reference to OEA, Inc.'s Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on April 8, 1998.

 (7) Incorporated by reference to OEA, Inc.'s Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 19, 1999.

 (8) Incorporated by reference to OEA, Inc.'s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 24, 1999.

 (9) Incorporated by reference to OEA, Inc.'s Definitive Proxy Statement on
     Schedule 14A as filed with the Securities and Exchange Commission on November 28, 1997.

(10) Incorporated by reference to OEA, Inc.'s Annual Report on Form 10-K as filed with the Securities and Exchange Commission of October 21, 1999.

  *  Not included in copies mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ CHARLES B KAFADAR
                                          Name: Charles B. Kafadar
                                          Title: President and Chief Executive
                                          Officer

                                                                      SCHEDULE I

                                   OEA, INC.
                                P.O. Box 100488
                             Denver, Colorado 80250

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

GENERAL

     This information statement (the "Information Statement") is being mailed on or about March 24, 2000, as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $.10 per share (the "Shares"), of OEA, Inc., a Delaware corporation ("OEA" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub (as defined below) to a majority of the seats on the Board of Directors of OEA (the "OEA Board").

     On March 12, 2000, OEA, Autoliv, Inc., a Delaware corporation (the "Parent"), and OEA Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent shall cause Merger Sub to commence a cash tender offer (the "Offer") for all the outstanding Shares at a price of $10.00 per Share, and (ii) Merger Sub shall be merged with and into OEA (the "Merger"). As a result of the Offer and the Merger, OEA will become a wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Merger Sub shall be entitled to designate such number of directors (the "Merger Sub Designees") to the OEA Board as will give Merger Sub representation proportionate to its ownership interest. The Merger Agreement requires OEA to take such action as Merger Sub may request to cause the Merger Sub Designees to be elected to the OEA Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9. The information contained in this Information Statement concerning Parent and Merger Sub has been furnished to OEA by Parent. OEA assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; MERGER SUB DESIGNEES

     Pursuant to Section 1.3 of the Merger Agreement, promptly upon the purchase by Merger Sub of Shares pursuant to the Offer, and from time to time thereafter, Merger Sub shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the OEA Board as shall give Merger Sub representation on the OEA Board equal to the product of the total number of directors on the OEA Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Merger Sub or any affiliate of Merger Sub at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Merger Sub's designees to be elected as directors of the Company, including increasing the size of the OEA Board or securing the resignations of incumbent directors. Notwithstanding the foregoing, until the time Merger Sub acquires a majority of the then outstanding Shares, Merger Sub's right to appoint the Merger Sub Designees to the OEA Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. OEA shall promptly take all actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement. Merger Sub has supplied to OEA in writing information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f)and Rule 14f-1.

     Following the election or appointment of the Merger Sub Designees and until the Effective Time, the approval of the Continuing Directors is required to authorize any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Merger Sub or waiver of OEA's rights thereunder, which amendment, termination, extension, or waiver would adversely affect the stockholders or option holders of OEA.

     The following table sets forth certain information with respect to the individuals Merger Sub may choose to designate as the Merger Sub Designees serving as directors of OEA (including current principal occupation or employment and five years employment history). Unless otherwise noted, each individual is a citizen of the United States. Unless otherwise noted, the business address of each is World Trade Center, Klarabergsviadukten 70, SE-107 24 Stockholm Sweden. The information is based solely on information supplied to OEA by Merger Sub and Parent.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                                POSITIONS HELD DURING THE PAST FIVE YEARS
----                                               -------------------------------------------
Hans Biorck...............................   President since March 13, 2000. He has been Vice
                                             President and Chief Financial Officer of Parent since
                                             April 1, 1999 and Vice President, Treasurer since
                                             September 1998. Prior to such time, he held CFO
                                             positions in Esselte AB and EBS Inc. His business
                                             address is the World Trade Center, Klarabergsviadukten
                                             70, SE-107 24 Stockholm, Sweden.

Jorgen I. Svensson........................   Vice President and Treasurer of Merger Sub since March
                                             13, 2000. He has been Vice President Legal Affairs,
                                             General Counsel and Secretary of Parent since May 1,
                                             1997. He has also been Legal Counsel of Autoliv AB
                                             since 1989, General Counsel since 1991 and Vice
                                             President Legal Affairs and General Counsel since 1994.
                                             His business address is the World Trade Center,
                                             Klarabergsviadukten 70, SE-107 24 Stockholm, Sweden.

Michael Anderson..........................   Vice President and Secretary since March 13, 2000. He
                                             has also been Vice President and General Counsel of
                                             Autoliv ASP since March 31, 1998. He was previously
                                             Vice President and Special Counsel of Autoliv ASP from
                                             May 1, 1997 to March 31, 1998 and Vice President and
                                             General Counsel of Autoliv North America, Inc. from
                                             August 1994 to May 1, 1997. His business address is
                                             1320 Pacific Drive, Auburn Hills, Michigan 48326. He is
                                             a U.S. citizen.

     Based solely on the information set forth in the Offer, none of the Merger Sub Designees (i) is currently a director of, or holds any position with OEA,
(ii) has a familial relationship with any directors or executive officers of OEA, or (iii) to the best knowledge of Parent and Merger Sub, beneficially owns any securities (or any rights to acquire such securities) of OEA. OEA has been advised by Parent and Merger Sub that, to the best of Parent's and Merger Sub's knowledge, none of the Merger Sub Designees has been involved in any transactions with OEA or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

                       CERTAIN INFORMATION CONCERNING OEA

     The Shares constitute the only class of voting securities of OEA. The holders of common stock are entitled to one vote per Share. As of March 12, 2000, there were 20,621,691 shares issued and outstanding.

OEA

     The OEA Board currently consists of nine directors each of whom shall hold office until the next annual meeting of stockholders or until his successor is duly elected or qualified. In accordance with the Delaware General Corporation Law, directors are removable by a majority vote of the Company's stockholders only for cause. Each director attended seventy-five percent or more of the meetings of the OEA Board held while each was a director during 1999 and of the meetings of Committees of which he was a member during 1999. The following table sets forth certain information with respect to the individuals who are currently serving as Directors of OEA (including age as of the date hereof, current principal occupation or employment and employment history). Unless otherwise noted, each individual is a citizen of the United States.

     In the event of death or unforeseen contingencies rendering one or more of said persons unavailable for election, then such proxies will be voted to fill any vacancies so arising with such person or persons nominated by the management who has consented to serve if elected.

NAME                                     AGE            POSITION WITH COMPANY
----                                     ---            ---------------------
Robert J. Schultz......................  69    Chairman of the Board
Dr. Charles B. Kafadar.................  54    President, Chief Executive Officer and
                                                 Director
Dr. George S. Ansell...................  65    Director
Erwin H. Billing.......................  72    Director
Dr. James R. Burnett...................  74    Director
Richard L. Corbin......................  53    Director
Philip E. Johnson......................  52    Director
Donald E. Miller.......................  69    Director
Lewis W. Watson........................  58    Director

     Robert J. Schultz has been a Director of the Company since 1993 and was elected Chairman of the Board of Directors in January 1998. Mr. Schultz, 69, was Vice Chairman of General Motors ("GM") from August 1990 until his retirement in January 1993. Prior to this position, Mr. Schultz was Vice President and Group Executive in charge of GM's former Chevrolet-Pontiac-GM of Canada group from 1984 through 1989. In 1989, he was elected an Executive Vice President of GM with responsibility for GM Hughes Electronics (defense and automotive electronics), Electronic Data Systems Corporation (information technology), General Motors Technical Staffs, and GM's Corporate Information Services activity. Mr. Schultz is also a Director of Delco Remy International and a Trustee of the California Institute of Technology.

     Dr. Charles B. Kafadar has been a Director of the Company since 1977. Dr. Kafadar, 54, was elected President and Chief Operating Officer of the Company in 1985, and Chief Executive Officer in 1998.

     Dr. George S. Ansell has been a Director of the Company since 1993. Dr. Ansell, 65, is President Emeritus of Colorado School of Mines ("CSM"), where he served as President from 1984 to 1998. He came to CSM after serving as Dean of the School of Engineering at Rensselaer Polytechnic Institute ("RPI") in Troy, New York where he was a 24-year member of the RPI faculty.

     Erwin H. Billig became a Director of the Company in 1996. Mr. Billig, 72, is the Chairman and Chief Executive Officer of MSX International (engineering services company), and has been President and Chief Operating Officer and Vice Chairman of MascoTech, Inc. (major supplier to Ford, Chrysler, GM and European auto manufacturers) since 1993, Chairman of Titan International since 1993, and Vice Chairman of Delco Remy International since 1994.

     Dr. James R. Burnett has been a Director of the Company since 1977. Dr. Burnett, 74, was Executive Vice President and Deputy General Manager, Space and Defense Sector, of TRW, Inc. (manufacturers of military electronics and space hardware) from 1987 until his retirement in 1991, and is now a consultant.

     Richard L. Corbin became a Director of the Company in October 1998. Mr. Corbin, 53, was named Executive Vice President and Chief Financial Officer of Cordant Technologies, Inc., formerly Thiokol Corporation, (aerospace and industrial supplier) in 1998 after joining the company as Senior Vice President and CFO in 1994. Prior to joining Cordant, he was CFO and Vice President of Administration for the Space Systems division of General Dynamics Corporation and also held financial positions with LTV and Honeywell. Mr. Corbin is also a member of the Board of Directors of Howmet International, Inc.

     Philip E. Johnson has been a Director of the Company since 1986. Mr. Johnson, 52, is an Officer and Director of Bennington Johnson & Reeve, P.C., a Denver law firm.

     Donald E. Miller became a Director of the Company in October 1998. Mr. Miller, 69, spent his 35 year career with The Gates Corporation (automotive and industrial supplier). He retired as Vice Chairman of that company in 1996. From 1987 until 1994, he held the position of President and Chief Operating Officer of The Gates Corporation. Mr. Miller is also a Director of Sentry Insurance Corporation, Lennox Industries, Inc. and Chateau Communities, Inc.

     Lewis W. Watson has been a Director of the Company since 1981. Mr. Watson, 58, has been President and Director of Intermountain Resources, Inc. (mining exploration) since 1981 and formerly was an Audit Partner with Peat, Marwick, Mitchell & Co., certified public accountants, through 1980.

OTHER INFORMATION CONCERNING CURRENT DIRECTORS

  Committees

     As of March 12, 2000, the OEA Board had four standing committees, Audit, Compensation, Corporate Responsibility and Executive Committees.

     Members of the Audit Committee are Mr. Watson, Chairman, Mr. Corbin and Mr. Johnson. The Audit Committee's functions are to investigate and review accounting and audit procedures of the Company and to report its findings and recommendations to the OEA Board for action.

     Members of the Compensation Committee are Dr. Burnett, Chairman, Mr. Billig and Mr. Miller. Its functions are to review officers' and certain key employees' compensation and to make recommendations to the OEA Board of Directors in connection therewith.

     Members of the Corporate Responsibility Committee are Dr. Ansell, Chairman, and Mr. Johnson. The Corporate Responsibility Committee's functions are to promulgate and reaffirm ethical standards for OEA and to ensure that OEA is compliant with established safety and environmental policies.

     Members of the Executive Committee are Mr. Schultz, Chairman, Dr. Ansell, Dr. Burnett and Dr. Kafadar. The Executive Committee's functions are to advise the OEA Board on various matters relating to, but not limited to, the search for and employment of senior OEA personnel and directors and term limits for directors.

     During fiscal year 1999 the OEA Board held seven meetings, the Audit Committee held three meetings, the Compensation Committee held four meetings, the Corporate Responsibility Committee held four meetings, and the Executive Committee held four meetings and all directors attended at least 75% of the meetings of the OEA Board and the Board Committees of which they were a member.

                           SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table sets forth a summary of the compensation paid by the Company during the last three fiscal years ended July 31, 1999, 1998 and 1997 to its Chief Executive Officer and the four other most highly compensated executive officers (the "named executive officers") during the fiscal year ended July 31, 1999.

                                                                                   LONG-TERM COMPENSATION
                                                                      ------------------------------------------------
                                                                              AWARDS
                                         ANNUAL COMPENSATION          -----------------------   PAYOUTS
                                   --------------------------------   RESTRICTED   SECURITIES   -------
                                                       OTHER ANNUAL     STOCK      UNDERLYING    LTIP      ALL OTHER
NAME AND                           SALARY     BONUS    COMPENSATION    AWARD(S)     OPTIONS     PAYOUTS   COMPENSATION
PRINCIPAL POSITION          YEAR   ($)(1)    ($)(2)       ($)(3)         ($)          (#)         ($)        ($)(4)
------------------          ----   -------   -------   ------------   ----------   ----------   -------   ------------
Dr. Charles B. Kafadar....  1999   400,005   100,000       --            --          50,000       --         7,980
  President and Chief       1998   376,926        --       --            --              --       --         7,988
  Executive Officer         1997   350,002    48,000       --            --           2,500       --         7,474
William R. Barker.........  1999   268,172    54,200       --            --          40,000       --         7,490
  President, Automotive     1998   124,789        --       --            --          75,000       --            --
  Safety Products           1997        --        --       --            --              --       --            --
Ben E. Paul...............  1999   241,542        --       --            --              --       --         7,630
  Executive Vice President  1998   206,588        --       --            --              --       --         7,632
  of OEA Aerospace, Inc.    1997   200,013    25,000       --            --           1,000       --         7,124
J. Thompson McConathy.....  1999   198,094    26,700       --            --          30,000       --         7,513
  Vice President and        1998   185,771        --       --            --           5,000       --         7,520
  Chief Financial Officer   1997   123,853    30,000       --            --              --       --         5,783
Jim M. Flanary............  1999    90,392    40,000       --            --          50,000       --            --
  President of OEA          1998        --        --       --            --              --       --            --
  Aerospace, Inc.           1997        --        --       --            --              --       --            --

---------------

(1) Amounts shown include compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(2) Represents amounts accrued for executive officers pursuant to the Company's Incentive Compensation Plan.

(3) Other annual compensation provided during 1999, 1998, and 1997 did not exceed disclosure thresholds established by the Securities and Exchange Commission.

(4) Amounts include the Company's contribution to the Company's Profit Sharing Plan and Pension Plan.

INCENTIVE COMPENSATION

     The OEA Board, at its discretion, may authorize payments of incentive compensation (bonus) to employees of OEA, in an aggregate amount to be allocated and distributed at the discretion of the Chairman and President. Sums shown above under "Bonus" include the incentive compensation accrued to the named executive officers and expensed for financial reporting purposes in fiscal years 1999, 1998 and 1997.

DIRECTORS' COMPENSATION

     The Directors of the Company who are employed by it or its subsidiaries were not additionally compensated for their services as Directors during fiscal year 1999. Directors not employed by the Company or its subsidiaries received a base compensation of $10,000 per annum, committee chairmen received an additional base compensation of $1,200 per annum, additional compensation of $3,300 for each OEA Board meeting attended, $2,700 for each committee meeting attended on days the OEA Board of Directors did not meet and $2,500 for each committee meeting on days that the OEA Board met. Directors utilized for consulting purposes received $2,700 compensation per day. Dr. Ansell received $5,400 for consulting during fiscal year 1999. Robert J. Schultz was elected Chairman of the Board of Directors in January, 1998. The Company compensates Mr. Schultz for his services as Chairman on a consulting basis, paying him a retainer of $200,000 per year. In addition, Mr. Schultz in 1998 received an option grant of 60,000 shares at an exercise price of $19.063 per share and in 1999 received an option grant of 70,000 shares at an exercise price of $9.563 per share under the Company's Employee Stock Option Plan, and is reimbursed for his expenses.

DIRECTORS' COMPENSATION PLAN

     All directors of the Company, other than those who are officers or employees of the Company, are eligible to participate in the Directors' Compensation Plan and can elect to participate in the "Compensation Choice Program" and the "Deferred Compensation Program" under the Plan. Eligible directors of the Company may annually elect to be paid their director fees and other compensation ("Director's Compensation") either (i) in cash, common stock, non-statutory stock options, or a combination thereof ("Compensation Choice Program"), or (ii) by deferring some or all of their Director's Compensation for payment at a later date ("Deferred Compensation Program"). Any election may not thereafter be changed for that Plan Year.

PROFIT SHARING PLAN

     The Company and its wholly owned subsidiary (OEA Aerospace, Inc.) maintain a profit sharing plan with salary reduction provisions permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended, covering all of their employees. Each fiscal year, the OEA Board determines the amount of its contribution to its plan up to 10% of the total compensation of all participants for such fiscal year. This contribution is allocated to the accounts of the participants based on a formula which takes into account the compensation and length of service of each participant. Vesting occurs at the rate of 20% at the end of two years of service, as defined in the plan, and 20% for each year of service thereafter, with full vesting at the end of six years of service. Upon normal retirement, death, disability or termination of employment, a participant's account balance is payable, at the administrative committee's option, either in a lump sum or in periodic payments over a period not to exceed ten years. The compensation column headed "All Other Compensation" includes the listed officers' benefits under the applicable profit sharing plan which were accrued during fiscal years 1999, 1998 and 1997.

PENSION PLAN

     The Company and its wholly owned subsidiary (OEA Aerospace, Inc.) maintain a pension plan covering all of their employees. Each fiscal year the Company and its subsidiary contribute an amount equal to 5% of the aggregate compensation of all participants in the plan for such fiscal year. Vesting occurs at the rate of 20% at the end of two years of service, as defined in the plan, and 20%for each year of service thereafter, with full vesting at the end of six years of service. Upon normal retirement, death, disability or termination of employment, a participant's account balance is payable in the form of a joint and survivor amount if the participant is married, provided, however, if the participant is not married, or if the participant and his or her spouse so elect, the account balance may be paid in a lump sum or, with the administrative committee's permission, in periodic payments over a period not to exceed ten years. The Compensation column headed "All Other Compensation" includes the listed officers' benefits under the applicable pension plan which were accrued during fiscal years 1999, 1998 and 1997.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with Dr. Charles B. Kafadar dated March 15, 1990, providing for his full time, active service as President and Chief Operating Officer for an indefinite term. Dr. Kafadar's employment is terminable at his election after age 65 and 33 years of continuous service, or by the Company at any time for any reason. Upon termination or retirement, the agreement provides for payments, pursuant to a formula based on his compensation for the three years prior to his termination, to Dr. Kafadar during his lifetime and, in the event of his death, his surviving spouse for up to 10 years. Dr. Kafadar will not be eligible to elect under the agreement to terminate his employment until 2010. If Dr. Kafadar had terminated his employment as of July 31, 1999, termination payments calculated in accordance with the agreement would have approximated $197,608 per year for Dr. Kafadar, or $98,804 per year for his surviving spouse.

INCENTIVE STOCK OPTION PLANS

     The stockholders approved an Employees' Stock Option Plan and an Amendment to the Employees' Stock Option Plan (the "Employees' Plan") on January 13, 1995 and January 14, 1999, respectively, and a Nonemployee Directors' Stock Option Plan (the "1995 Directors' Plan") on January 12, 1996. These plans provide for stock options to be granted for a maximum of 1,350,000 shares of Common Stock under the Employees' Plan and a maximum of 50,000 shares of Common Stock under the 1995 Directors' Plan. Options may be granted to employees and nonemployee directors at prices not less than fair market value of the Company's Common Stock on the date of grant. Options granted under the Employees' Plan may be exercised at such times after the grant date as specified by the OEA Board, except for options granted to executive officers which may not be exercised for at least six months, and options issued under the 1995 Directors' Plan may be exercised after the first six months following the grant date. All options must be exercised within 10 years of the grant date, except for those incentive stock options granted to recipients who own more than 10% of the total combined voting power of the stock of the Company which must be exercised within 5 years of the grant date. Shares may be granted from either authorized but unissued Common Stock or issued shares reacquired and held as treasury stock.

     The Company maintains an incentive stock option plan (the "Prior Plan"), for grants prior to July 28, 1994, which provided for the grant, by the Board of Directors, of options to purchase shares of the Company's Common Stock to those officers and key employees of the Company and its subsidiaries who have performed services, which in the opinion of the Board of Directors at the time of grant, were of special importance in the management, operation and development of the Company. Options granted under the Prior Plan are exercisable during the period commencing one year after the date of grant and ending ten years after the date of grant, except that any option granted to a recipient who owns more than 10% of the total combined voting power of the stock of the Company is exercisable only until five years after the date of grant. The exercise price of the options granted under the Prior Plan is to be equal to 100% of the fair market value of the Company's Common Stock on the date of the grant, except that the exercise price of any option granted to a recipient who owns more than 10% of the total voting power of the stock of the Company is to be equal to 110% of the fair market value of the Company's Common Stock on the date of the grant.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information on option grants made during fiscal year 1999 to the named executive officers. (None of the named executive officers has ever received stock appreciation rights).

                               INDIVIDUAL GRANTS

                                                                                     POTENTIAL REALIZABLE
                                 NUMBER OF    % OF TOTAL                               VALUE AT ASSUMED
                                 SECURITIES    OPTIONS                               ANNUAL RATES OF STOCK
                                 UNDERLYING   GRANTED TO   EXERCISE                 PRICE APPRECIATION FOR
                                  OPTIONS     EMPLOYEES      PRICE                     OPTION TERM(2)(3)
                                  GRANTED     IN FISCAL    ($/SHARE)   EXPIRATION   -----------------------
             NAME                (#)(1)(2)    1999(2)(4)    (1)(2)      DATE(2)       5%($)        10%($)
             ----                ----------   ----------   ---------   ----------   ----------   ----------
Dr. Charles B. Kafadar.........    50,000       12.29         9.56      10/22/08     300,612      761,809
William R. Barker..............    40,000        9.83         9.56      10/22/08     240,489      609,447
Ben E. Paul....................        --          --           --            --          --           --
J. Thompson McConathy..........    30,000        7.37         9.56      10/22/08     180,367      457,085
Jim M. Flanary.................    50,000       12.29        10.75        3/1/09     338,031      856,637

---------------

(1) On October 22, 1998, the Board of Directors granted Dr. Kafadar, Mr. Barker and Mr. McConathy options to purchase 50,000, 40,000 and 30,000 shares, respectively, of the Company's Common Stock at an exercise price of $9.56 per share. These options have a 5 year vesting period ( 1/5 vesting each year) and expire on October 22, 2008. On March 1, 1999, the Board of Directors granted Mr. Flanary options to purchase 50,000 shares of the Company's Common Stock at an exercise price of $10.75 per share. These options have a five year vesting period ( 1/5 vesting each year) and expire on March 1, 2009. No consideration was or is to be received by the Company for the granting of any option.

(2) On October 22, 1998, the Board of Directors granted Mr. Schultz options to purchase 70,000 shares of the Company's Common Stock at an exercise price of $9.56 per share. These options have a 5 year vesting period (1/5 vesting each year) and expire on October 22, 2008. This option grant represents 17.20% of the total options granted to employees in fiscal 1999. Potential realizable value over the option term is $420,856 assuming a 6% annual rate of return and is $1,066,532 assuming a 10% annual rate of return.

(3) Potential realizable value is calculated based on an assumption that the price of the Company's Common Stock appreciates at the annual rates shown (5% or 10%), compounded annually, from the date of grant of the option until the end of the option term. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not in any way represent the Company's estimate or projection of future stock prices. Actual gains, if any, upon future exercise of any of these options will depend on the actual performance of the Company's Common Stock and the continued employment of the executive officer holding the option through its vesting period.

(4) Based on options to purchase an aggregate of 407,000 shares granted to employees during fiscal year 1999.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information on option exercises in fiscal year 1999 by the named executive officers and the value of such officers' unexercised options at July 31, 1999.

                                                                           NUMBER OF           VALUE OF
                                                                          SECURITIES        UNEXERCISED IN
                                                                          UNDERLYING           THE-MONEY
                                                                          UNEXERCISED      OPTIONS AT FISCAL
                                        NUMBER OF                      OPTIONS AT FISCAL     YEAR-END ($)
                                          SHARES                           YEAR-END               (1)
                                       ACQUIRED ON    VALUE REALIZED     EXERCISABLE/        EXERCISABLE/
NAME                                   EXERCISE (2)      ($) (2)       UNEXERCISABLE (2)     UNEXERCISABLE
----                                   ------------   --------------   -----------------   -----------------
Dr. Charles B. Kafadar...............       --              --           17,500/50,000            --/--
William R. Barker....................       --              --          15,000/100,000            --/--
Ben E. Paul..........................       --              --                4,000/--            --/--
J. Thompson McConathy................       --              --            5,000/30,000            --/--
Jim M. Flanary.......................       --              --              -- /50,000            --/--

---------------

(1) Only the value of unexercised, in-the-money options are reported. Value is calculated by (i) subtracting the total exercise price per share from the year-end market value of $8.5625 per share and (ii) multiplying by the number of shares subject to the option.

(2) Robert J. Schultz had 22,500 exercisable and 110,000 unexercisable securities underlying unexercised options at fiscal year end. He exercised no options in fiscal 1999 and had no in-the-money options at fiscal year end.

          COMPENSATION COMMITTEE; INTERLOCKS AND INSIDER PARTICIPATION

     Dr. James R. Burnett, Mr. Erwin H. Billig and Mr. Donald E. Miller, all non-employee directors, constituted the Compensation Committee of the OEA Board during fiscal 1999. None of these individuals was in 1999, or has been in prior years, an officer or employee of the Company or any of its subsidiaries. During 1999, these directors had no interlocking relationships as defined by the Securities and Exchange Commission.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

BACKGROUND

     The Compensation Committee (the "Committee") is pleased to present its report on executive compensation. The Committee consists of three outside members of the Board of Directors, Dr. Burnett as Chairman, Mr. Billig and Mr. Miller, each of whom were members of the Compensation Committee throughout fiscal 1999. This Committee report documents the components of the Company's executive officer compensation programs and describes the basis on which fiscal year 1999 compensation determinations were made by the Committee with respect to the Chief Executive Officer and other executive officers of the Company. The report of the Compensation Committee describes the policies and rationale with respect to compensation paid to executive officers and other employees for the year ended July 31, 1999. The information contained in the report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall the information be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

COMPENSATION PHILOSOPHY AND OVERALL OBJECTIVES OF EXECUTIVE COMPENSATION
PROGRAMS

     It is the philosophy of the Company and the Committee to ensure that executive compensation is primarily linked to long-term corporate performance and increases in stockholder value. The following objectives have been utilized by the Committee as guidelines for compensation decisions:

     - Provide a competitive total compensation package that enables the Company to attract and retain key executives who are capable of leading the Company in achieving our business objectives.
     - Integrate all pay programs with the Company's annual and long-term business objectives and strategy, and focus executive performance on the fulfillment of those objectives.
     - Provide variable and "at risk" compensation opportunities that are directly linked with the performance of the Company and that align executive remuneration with the interests of stockholders and provide a performance-based vehicle for capital accumulation and retirement planning.
     - Inspire executive officers to work together as a team to pursue the Company's goals.
     - Establish a general corporate atmosphere that promotes an entrepreneurial style of leadership.
     - Recognize individual initiative and achievement.
     - Ensure compensation levels that are externally competitive and internally equitable.

COMPENSATION PROGRAM COMPONENTS

     One of our highest priorities is to attract and retain the most skilled and experienced employees in key positions. Compensation is important in this regard, and the Company's incentive compensation plan is designed to allow us to be competitive in the market for key personnel while at the same time aligning the employee's interest with corporate value creation. The incentive compensation plan has a number of very important features that are discussed below. As in the past, we believe that the cash and other types of compensation of executive officers and other key employees, while being competitive with other companies, should also be fair and discriminating with the Company on the basis of personal performance.

     There are three major components of our executive compensation program: base salary, annual incentive bonus, and long-term incentives through stock options. Executives, like all qualified employees, are eligible to participate in our 401(k) and profit sharing plans, as well as in certain other benefit plans, such as health and life insurance pans.

     Base Salary -- We believe it is essential to pay a competitive salary in order to attract qualified individuals and to support the continuity of management, consistent with the long-term nature of our industry. A variety of resources, including published compensation surveys, are used as general guidance in determining base salary levels. Although the Committee performs comparisons with companies of similar revenue size and industry groups, it does not specifically target compensation of the executive officers to compensation levels at other companies. Also, because compensation survey data generally is imprecise as to responsibilities, and transparent as to talent and experience, we may adjust the range after subjectively considering the impact of these factors. We may also consider Company and industry performance and internal parity. Of critical importance to the setting of salary are the particular individual's skill level and performance, and the value of his or her skills to the Company. These factors are subjective, and no predetermined weighting of factors is applied. Base pay levels for the executive officers are competitive within a range that the Committee considers reasonable and appropriate. Please refer to the Summary Compensation Table for details regarding executive officer base salaries.

     Annual Incentive Compensation -- The Company's officers, senior management personnel and all other personnel are eligible to participate in an annual incentive compensation (bonus) plan with awards based primarily on short-term business success and individual contributions to that success. The objective of this plan is to pay competitive levels of total compensation for the attainment of financial objectives that the Committee believes are primary determinants of share price over time. Specifically, the plan intends to focus corporate and individual performance on return on capital employed targets and tailored individual objectives. Targeted awards and base compensation for executive officers under this plan are consistent with targeted awards of companies of similar size and complexity to the Company. Actual awards are subject to increase or decrease on the basis of the Company's performance and at the discretion of the Committee. Please refer to the Summary Compensation Table for details regarding executive officer incentive compensation.

     Stock Option Plan -- The Committee believes that the best interests of stockholders will be served by providing executive officers and other key personnel who have substantial responsibility for the continued success and profitability of the Company with an opportunity to increase their ownership of Company Stock. Therefore, from time to time as recommended by the Committee based on corporate and personal performance, executive officers and key personnel are granted stock options in accordance with the Company's Employees' Stock Option Plans. These personnel have the right to purchase shares of Common Stock of the Company in the future, at the market value price of the stock on the date of the grant. Options may also include vesting conditions related to time or other factors. The ultimate value of the options granted relates to stock price performance. Please refer to the Summary Compensation Table for details regarding executive officer stock options.

     Management's Performance in Fiscal 1999 -- During fiscal year 1999, OEA continued its growth in its automotive safety products segment. In 1999, the Company increased automotive sales by 4% and operating profit by 60%, which were derived from air bag inflators and initiators. Automotive product sales increased to 82% of total consolidated sales compared to 80% in the prior year and 80% in 1997. The Company produced 7.6 million "smokeless" hybrid inflators in its third year of production for delivery to air bag module manufacturers.

     Chief Executive Officer Compensation -- In determining both Dr. Charles B. Kafadar's fiscal year 1999 pay and the structure of his total compensation packages, the Committee considered OEA's technical and financial performance during 1999, the magnitude and effectiveness of the Company's continued expansion into the automotive products industry, comparisons with executives of automotive safety products and aerospace companies of similar revenue size, and a variety of published compensation surveys. Dr. Kafadar has also spearheaded the Company's technology-driven development of new generation products for traditional markets and emerging applications. In general, Dr. Kafadar's compensation is determined in the same manner as the compensation for our other executive officers as described above.

     Internal Revenue Code Section 162(m) Implications for Executive Compensation -- The Committee is responsible for addressing the issues raised by Internal Revenue Code Section 162(m) ("Section 162(m)"). This Section limits to $1 million the Company's deduction for compensation paid to certain executive officers of the Company that does not qualify as "performance-based". To qualify as performance-based under Section 162(m), compensation payments must be made pursuant to a plan that is administered by a committee of outside directors and must be based on achieving objective performance goals. In addition, the material terms of the plan must be disclosed to and approved by stockholders, and the Committee must certify that the performance goals were achieved before payments can be awarded. It is not expected that the compensation to be paid to the Company's executive officers for fiscal 2000 will exceed the $1 million limit per officer. Accordingly, the Compensation Committee has not at this time instituted any changes to its compensation policies to take into account the $1 million limitation.

     The Committee continues to carefully consider the impact of this tax code provision and will monitor the level of compensation paid to the executive officers in order to take any steps which may be appropriate in response to the provisions of Section 162(m).

                                            Dr. James R. Burnett, Chairman
                                            Erwin H. Billig
                                            Donald E. Miller

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                           CERTAIN BENEFICIAL OWNERS

     As of March 12, 2000, the following persons, exclusive of management, were known to the Company to own beneficially more than 5% of the Company's Common Stock (the only class of voting securities of the Company):

                                                          AMOUNT AND NATURE OF      PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                      BENEFICIAL OWNERSHIP*    OF CLASS*
------------------------------------                      ---------------------    ---------
Reich & Tang Asset Management L.P.......................        3,041,000(1)         14.75
  600 Fifth Avenue
  New York, NY 10020
Oscar L. Tang...........................................        1,578,600             7.65
  c/o Seward & Kissel LLP
  One Battery Park Plaza New York, NY 10004
T. Rowe Price Associates, Inc. .........................        1,304,100(2)          6.32
  100 East Pratt Street
  Baltimore, MD 21202
Ahmed D. Kafadar Declaration of Trust...................        1,125,484             5.46
  350 Bleecker Street
  Number 6E
  New York, NY 10014

---------------

 * This information is taken from statements filed by beneficial owners with the SEC and by reference to the transfer agent's records.

(1) Reich & Tang Asset Management is a Registered Investment Advisor and the shares are owned on behalf of their clients. Reich & Tang has sole investment and voting authority over all shares.

(2) T. Rowe Price Associates, Inc. is a Registered Investment Advisor and the shares are owned on behalf of their clients. T. Rowe Price Associates, Inc. has sole dispositive power for the entire holding of 1,304,100 shares and has sole voting authority for 335,300 shares.

                                   MANAGEMENT

     As of March 12, 2000, the following Directors and named executive officers, individually, and all Directors and officers as a group, beneficially owned shares of the only class of voting securities of the Company (i.e. Common Stock, $0.10 par value) as follows:

                                                                 AMOUNT AND NATURE           PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                          OF BENEFICIAL OWNERSHIP*      OF CLASS*
------------------------------------                          ------------------------      ---------
Robert J. Schultz...........................................           72,225(1)(2)             --
Dr. Charles B. Kafadar......................................          570,258(1)(3)            2.8
Dr. George S. Ansell........................................            3,925(1)(4)             --
Erwin H. Billig.............................................            7,325(1)                --
Dr. James R. Burnett........................................           30,391(1)(5)             --
Richard L. Corbin...........................................            2,250(1)                --
Philip E. Johnson...........................................           21,451(1)                --
Donald E. Miller............................................            7,714(1)                --
Lewis W. Watson.............................................            6,616(1)(6)             --
William R. Barker...........................................           46,200(1)                --
J. Thompson McConathy.......................................           13,600(1)                --
Jim M. Flanary..............................................           10,000(1)                --
Ben E. Paul.................................................           52,850(1)
All Directors and Executive Officers as a group (the 13
  persons named above)......................................          844,805                  4.1

---------------

 ** This information is taken from statements filed by beneficial owners with the SEC, by reference to the transfer agent's records and the Company's stock option plan record. A line indicates ownership of less than 1%.

(1) Includes unexercised stock options, which are either vested or will vest within six months of this Proxy Statement, under the Company's stock option plans: Mr. Schultz, 57,125 shares; Dr. Kafadar, 27,500 shares; Dr. Ansell, 3,125 shares; Mr. Billig, 3,125 shares; Dr. Burnett, 3,125 shares; Mr. Corbin, 1,250 shares; Mr. Johnson, 3,125 shares; Mr. Miller, 1,250 shares; Mr. Watson, 3,125 shares; Mr. Barker, 38,000 shares; Mr. McConathy, 11,000 shares; Mr. Flanary, 10,000; and Mr. Paul, 4,000 shares.

(2) Does not include 1,000 shares held by his wife in her own name.

(3) Includes 75,795 shares held by Dr. Kafadar of record and 466,963 shares held in joint tenancy with his wife, in which voting power is shared. Does not include 10,250 shares held by his wife in her own name or 36,299 shares held by his wife as custodian for their children, of which he disclaims beneficial ownership.

(4) Does not include 1,000 shares held by his wife in her own name.

(5) Includes 18,000 shares held by Dr. Burnett in a living trust with his wife, in which voting power is shared, and 9,266 shares of deferred compensation under the Company's Directors Compensation Plan, which have not been issued and cannot be voted.

(6) Includes 1,491 unexercised stock options under the Company's Directors' Compensation Plan.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

     The Company's directors and executive officers and persons who are beneficial owners of more than 10% of the Company's Common Stock ("10% Beneficial Owners") are required to file reports of their holdings and transactions in the Common Stock with the Securities and Exchange Commission (the "Commission") and to furnish the Company with such reports. Based solely upon its review of the copies of such reports the Company has received or upon written representations it has obtained from certain of these persons, the Company believes that, with respect to fiscal 1999, all of the Company's directors, executive officers and 10% Beneficial Owners have complied with all applicable Section 16(a) filing requirements.

                               INDEX TO EXHIBITS

 Exhibit
  No.       Description
--------    -----------
  1.        Amended and Restated Agreement and Plan of Merger, dated March 12,
            2000, by and among Autoliv, Inc., OEA, Inc., and OEA Merger
            Corporation.(1)*

  2.        Press Release issued by OEA, Inc. on March 13, 2000.(2)*

  3.        Opinion of Deutsche Bank Securities Inc., dated March 12, 2000.

  4.        Confidentiality Agreement, dated January 5, 2000, between Autoliv,
            ASP and OEA, Inc.*

  5.        Retirement Agreement, dated March 15, 1990, between OEA, Inc. and
            Dr. Charles B. Kafadar.(3)*

  6.        Article IX of the Bylaws of OEA, Inc.(3)*

  7.        OEA, Inc. Nonemployee Directors' Stock Option Plan.(4)*

  8.        OEA, Inc. Employees' Stock Option Plan.(4)*

  9.        OEA, Inc. Directors' Compensation Plan.(5)*

 10.        Rights Agreement, dated as of March 25, 1998, between OEA, Inc. and
            ChaseMellon Shareholder Services, L.L.C.(6)*

 11. First Amendment to Rights Agreement, dated February 19, 1999, between OEA, Inc. and ChaseMellon Shareholder Services, L.L.C.(7)*

 12.        Stockholders Agreement, dated February 19, 1999, between OEA, Inc.
            and Reich & Tang Asset Management L.P.(7)*

 13.        Second Amendment to Rights Agreement, dated August 23, 1999, between
            OEA, Inc., ChaseMellon Shareholder Services, L.L.C. and LaSalle Bank
            National Association.(8)*

 14.        1997 Employee Stock Purchase Plan.(9)*

 15. Form of Change of Control Employment Agreement between OEA, Inc. and each of Dr. Charles F. Kafadar, John T. McConathy, William R.
            Barker, Jim T. Flanary and 18 additional employees.(10)*

 16.        Form of Letter to Stockholders of the Company dated March 24, 2000.

-------------------
(1) Incorporated by reference to Exhibit D to the Schedule TO filed by Autoliv, Inc. with the Securities and Exchange Commission on March 24, 2000.

(2) Incorporated by reference to OEA, Inc.'s Current Report on Form 8-K as filed with the Securities and Exchange Commission on March 13, 2000.

(3) Incorporated by reference to OEA, Inc.'s Annual Report on Form 10-K/A as filed with the Securities and Exchange Commission on October 21, 1999.

(4) Incorporated by reference to OEA, Inc.'s Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on November 3, 1998. (No. 333-66753).

(5) Incorporated by reference to OEA, Inc.'s Revised Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on December 15, 1998.

(6) Incorporated by reference to OEA, Inc.'s Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on April 8, 1998.

(7) Incorporated by reference to OEA, Inc.'s Current Report on Form 8-K as filed with the Securities and Exchange Commission on February 19, 1999.

(8) Incorporated by reference to OEA, Inc.'s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 24, 1999.

(9)    Incorporated by reference to OEA, Inc.'s Definitive Proxy Statement on
       Schedule 14A as filed with the Securities and Exchange Commission on November 28, 1997.

(10) Incorporated by reference to OEA, Inc.'s Annual Report on Form 10-K as filed with the Securities and Exchange Commission of October 21, 1999.

*      Not included in copies mailed to stockholders.